COMMISSION FILE
No. 1-9912

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2002

NOVA Gas Transmission Ltd.

450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __________ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

A copy of the Registrant's

> Interim unaudited financial statements for the first quarter, three months ended March 31, 2002, including Management's Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2002,

is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Gas Transmission Ltd.

By: ______________________________
Russell K. Girling, Director

May 10, 2002

EXHIBIT INDEX

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2002

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED INCOME
(millions of dollars)

	Three Months Ended March 31	
	2002 (unaudited)	2001 (unaudited)
Revenues	**334**	336
Expenses		
Operating expenses	**90**	96
Depreciation	**73**	72
	163	168
Operating Income	**171**	168
Other Expenses / (Income)		
Financial charges	**73**	79
Allowance for funds used during construction	**(1)**	(1)
Other	**3**	8
	75	86
Income before Income Taxes	**96**	82
Income Taxes	**45**	39
Net Income	**51**	43

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED CASH FLOWS
(millions of dollars)

	Three Months Ended March 31	
	2002 (unaudited)	2001 (unaudited)
Cash Generated from Operations		
Net income	**51**	43
Depreciation	**73**	72
Future income taxes	**(1)**	(7)
Other	**12**	20
Funds generated from operations	**135**	128
Decrease in operating working capital	**22**	35
Net cash provided by operating activities	**157**	163
Investing Activities		
Capital expenditures, net of removal and salvage	**(58)**	(39)
Other assets	**(8)**	—
Net cash used in investing activities	**(66)**	(39)
Financing Activities		
Common share dividends	**(45)**	(45)
Decrease in amounts due to parent and affiliates	**(46)**	(79)
Net cash used in financing activities	**(91)**	(124)
Increase in Cash	**—**	—
Cash at Beginning of Period	**—**	—
Cash at End of Period	**—**	—

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED BALANCE SHEET
(millions of dollars)

	March 31 2002 (unaudited)	December 31 2001 (audited)
ASSETS		
Current Assets		
Accounts receivable	**106**	84
Inventories	**34**	26
	140	110
Plant, property and equipment	**5,051**	5,066
Deferred Amounts and Other Assets	**33**	37
Future Income Taxes	**45**	44
	5,269	5,257
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	**43**	19
Due to parent and affiliates	**332**	378
Accrued interest	**73**	45
Current portion of long-term debt	**186**	186
	634	628
Long-Term Debt	**2,921**	2,921
Shareholder's Equity		
Common shares	**1,706**	1,706
Retained earnings	**8**	2
	1,714	1,708
	5,269	5,257

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED RETAINED EARNINGS
(millions of dollars)

	Three Months Ended March 31	
	2002 (unaudited)	2001 (unaudited)
Balance at Beginning of Period	**2**	2
Net income	**51**	43
Common share dividends	**(45)**	(45)
Balance at End of Period	**8**	—

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
Notes to Consolidated Financial Statements
(unaudited)

NOTE 1 Significant Accounting Policies

The consolidated financial statements of NOVA Gas Transmission Ltd. have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2001. These consolidated financial statements for the three months ending March 31, 2002 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.

NOTE 2 Accounting Changes

Foreign currency translation

Effective January 1, 2002, NGTL adopted the amendment to the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Foreign Currency Translation". This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. There was no impact of this accounting change on earnings for prior periods and the three months ended March 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) and the notes thereto for the three months ended March 31, 2002.

Results of Operations

Net earnings of $51 million for the three months ended March 31, 2002 are $8 million higher compared to the same period in 2001. Net earnings in 2002 reflect continued operating, financing and other cost savings. NGTL is currently operating under the terms of the Alberta System Rate Settlement 2001 – 2002 (the ASRS). Under the ASRS, the majority of NGTL's revenue requirements for 2001 and 2002 are fixed at negotiated amounts of $1.390 billion and $1.347 billion, respectively.

Liquidity and Capital Resources

Funds Generated From Operations

Funds generated from operations were $135 million for the three months ended March 31, 2002, compared to $128 million for the same period in 2001. This increase reflects the increase in net earnings.

Investing Activities

Net capital expenditures for the three months ended March 31, 2002 totaled $58 million, compared to $39 million for the same period in 2001. Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

Financing Activities

During the three months ended March 31, 2002, all required financing was provided by NGTL's parent company, TransCanada PipeLines Limited (TransCanada).

Risk Management

All elements of the company's financial risks are managed on its behalf by TransCanada. NGTL's market and credit risks remain substantially unchanged since December 31, 2001. For further information on risks, refer to Management's Discussion and Analysis in NGTL's 2001 Renewal Annual Information Form.

Critical Accounting Policies

NGTL's critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in NGTL's 2001 Renewal Annual Information Form.

Outlook

NGTL is the major gatherer and transporter of natural gas within the Western Canada Sedimentary Basin. Its strength is derived from its service to major North American gas markets, operating efficiency, capability to respond to requests for connection to new supply and markets, and the expertise of its people.

In 2002, NGTL will continue to focus on achieving additional efficiency improvements in all aspects of the business, by continuing its focus on operational excellence and leveraging on technological advancements to further reduce costs of operations for both NGTL and its shippers in the future. The company will also focus on continued negotiations for a new competitive business framework and discussions on possible changes in jurisdiction for parts of its regulated pipeline.

Earnings

Net earnings for NGTL in 2002 are expected to be comparable to 2001, as the company continues to benefit from operating cost reductions. As well, NGTL's transitional support of pre-tax $6.25 million per quarter for the recently implemented Products & Pricing Agreement ended in the first quarter of 2002.

Forward-Looking Information

Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.